SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2002
                             -----------------------

                                 ELSCINT LIMITED
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|    Form 20-F         |_|  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|    Yes               |X|      No

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's proxy statement, sent to the Registrant's shareholders on or about December 5, 2002.

         Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's proxy card sent to shareholders together with the proxy statement attached as Exhibit 1.


                                    SIGNATURE
                                    ---------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  ELSCINT LIMITED
                                                  (Registrant)


                                                  By:   /s/ Rachel Lavine
                                                      --------------------
                                                      Name: Rachel Lavine
                                                      Title: President


Dated:  December 5, 2002.

                                  EXHIBIT INDEX
                                  -------------


    Exhibit No.      Description
    -----------      -----------

    1.               Proxy statement.

    2.               Proxy card.

                                    EXHIBIT 1
                                    ---------

                                 ELSCINT LIMITED
                                 13 MOZES STREET
                             TEL-AVIV 67442, ISRAEL
                              TEL: (972-3) 608-6001



Dear Shareholder,

         You are cordially invited to attend the Annual General Meeting of Shareholders of Elscint Limited (the "Company") to be held at 11:00 a.m., Israel time, on Tuesday, December 31, 2002, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel.

         The purposes of the meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

         For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote "FOR" proposals 1 through 4, as specified on the enclosed form of proxy.

         We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 48 hours before the meeting.

         Thank you for your continued cooperation.


                                              VERY TRULY YOURS,


                                              ABRAHAM (RAMI) GOREN
                                              EXECUTIVE CHAIRMAN OF THE BOARD
                                              OF DIRECTORS


Tel-Aviv, Israel
December 5, 2002

                                 ELSCINT LIMITED
                                 13 MOZES STREET
                             TEL-AVIV 67442, ISRAEL
                              TEL: (972-3) 608-6001



                        NOTICE OF ANNUAL GENERAL MEETING
                                 OF SHAREHOLDERS



         Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Elscint Limited (the "Company") will be held at 11:00 a.m., Israel time, on Tuesday, December 31, 2002, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel for the following purposes:

         1. To elect six (6) persons as directors of the Company;

         2. To approve the appointment of the Company's auditors for the fiscal year ended December 31, 2002 and to authorize the Company's board of directors (the "Board of Directors") to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for the year ended December 31, 2002;

         3. To ratify and approve the purchase by the Company of insurance policies for the coverage of liability of officers and directors of the Company, including as officers or directors of the Company's subsidiaries; and

         4. To ratify the payment of a cash dividend by the Company.

         In addition, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2001.

         Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

         Shareholders of record at the close of business on November 29, 2002 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person at the Meeting.

         Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Shareholders.

                                             By Order of the Board of Directors,


                                             MARC LAVINE
                                             CORPORATE SECRETARY

Tel-Aviv, Israel
December 5, 2002

                                 ELSCINT LIMITED
                                 13 MOZES STREET
                             TEL-AVIV 67442, ISRAEL
                              TEL: (972-3) 608-6001

                                 PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.05 nominal value (the "Shares"), of Elscint Limited (the "Company") in connection with the solicitation of proxies by the management and board of directors ("Board of Directors") of the Company for use at the Annual General Meeting of Shareholders (the "Meeting") to be held at 11:00 a.m., Israel time, on Tuesday, December 31, 2002, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel, and at any adjournment thereof, pursuant to the accompanying Notice of Meeting.

         At the Meeting, the shareholders will be asked to consider and vote on the following matters:

         1. To elect six (6) persons as directors of the Company;

         2. To approve the appointment of the Company's auditors for the fiscal year ended December 31, 2002 and to authorize the Board of Directors to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for the year ended December 31, 2002;

         3. To ratify and approve the purchase by the Company of insurance policies for the coverage of liability of officers and directors of the Company, including as officers or directors of the Company's subsidiaries; and

         4. To ratify the payment of a cash dividend by the Company.

         In addition, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2001.

         Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

         The approval of each of Proposals 1 through 4 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy.

         Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two (2) shareholders, present in person or by proxy, and holding or representing, in the aggregate, not less than fifty-one percent (51%) of the issued and outstanding Shares, will constitute a quorum at the Meeting. If within a half hour after the time appointed for the holding of the Meeting no quorum is present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other day, time and place as shall be determined by the Board of Directors by notice to the shareholders, and at such adjourned meeting, the business for which the Meeting was called will be transacted if at least two (2) shareholders present in person or by proxy, and representing, in the aggregate, 26% of the issued and outstanding Shares, are present or represented.

         A proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting "FOR" all of the proposals set forth above, unless other instructions are specified. If a shareholder instructs in a proxy to abstain from voting on the proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of the particular proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Shareholders may revoke their proxy at any time before the effective exercise thereof by returning a later-dated proxy or by voting their shares in person at the Meeting.

         Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about December 5, 2002 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, assembling and mailing the proxy materials, will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.


                      OUTSTANDING SHARES AND VOTING RIGHTS

         The Company had 17,437,143 Shares (1) outstanding as of December 2, 2002. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.


                      BENEFICIAL OWNERSHIP OF SECURITIES BY
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of December 2, 2002, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:





----------
1 Such number (i) excludes 56,000 Shares held by a trustee in favor of the Company pursuant to the Company's employees and officers incentive plan, and (ii) includes 746,500 Shares issued pursuant to the Company's employees and officers incentive plan, which Shares have not vested and with respect to which there are no voting rights as of the date hereof.


                                                                        NUMBER OF            PERCENT OF SHARES
                       NAME AND ADDRESS                         SHARES BENEFICIALLY OWNED    BENEFICIALLY OWNED
--------------------------------------------------------------- -------------------------- -----------------------
  Elbit Medical Holdings Ltd. (2)                                      10,269,784                  58.9%
  13 Yehuda Mozes Street
  Tel Aviv, Israel

  Fidelity Management & Research Co. (3)                                1,430,800                   8.2%
  82 Devonshire Street
  Boston, MA 02109-3614

  Leumi Pia Trust Company Management Co. Ltd. (4)                         950,050                    5.4%
  31-33 Montefiore Street
  Tel Aviv, Israel

  All directors and officers of the Company as a group (10                167,499                     *
  persons) (5)


----------------
*  Less than 1%.


----------
2 Elbit Medical Holdings Ltd. is a wholly-owned subsidiary of Elbit Medical Imaging Ltd. ("EMI"), an Israeli public company whose shares are listed on the Nasdaq National Market and on the Tel Aviv Stock Exchange ("TASE"). As of December 2, 2002, Europe-Israel (M.M.S.) Ltd. ("Europe-Israel"), an Israeli company whose shares are listed on the TASE, held approximately 56.72% of the issued and outstanding share capital of EMI (approximately 55.82% on a fully diluted basis.) As of December 2, 2002, Control Centers Ltd., a privately held Israeli company ("Control Centers"), held approximately 80.17% of the issued and outstanding shares of Europe-Israel (approximately 73.54% on a fully diluted basis.) Control Centers is engaged, through its direct holdings in Europe-Israel and through Europe-Israel's direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, development and operation of shopping and entertainment centers, the hi-tech industry and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel.
3 According to a letter dated October 17, 2002 sent to the Company by Fidelity Management & Research Co.
4 According to information provided to the Company by Leumi Pia Trust Company Management Co. on September 30, 2002.
5 Represents Shares granted under the Company's directors and officers incentive plan, the beneficial ownership and voting rights with respect to which will vest during December 2002. The Company's directors and officers were granted 247,501 additional Shares under the Company's employees and officers incentive plan, the beneficial ownership and voting rights of which have not vested as of, and will not vest within 60 days after, the date hereof.

Proposal No. 1
--------------

                              ELECTION OF DIRECTORS

         At the Meeting, six (6) persons are to be elected as directors of the Company. The nominees, if elected, together with the two (2) serving external directors, will constitute the entire Board of Directors. Each of the elected directors will hold office until the next Annual General Meeting and until his or her successor shall have duly taken office, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. Unless otherwise instructed, all proxies will be voted FOR election of the six (6) nominees listed below as directors of the Company.

         The nominees listed below have indicated to the Company their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

         In the event that any of the nominees is not able to serve as a director, under the articles of association of the Company the Board of Directors will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

         The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of December 2, 2002:


                                    YEAR FIRST                                                   BENEFICIAL
           NOMINEES               BECAME DIRECTOR     PRINCIPAL OCCUPATION OR EMPLOYMENT    OWNERSHIP OF SHARES*
==================================================================================================================
Abraham (Rami) Goren(1)                1999         Executive Chairman of the Board of             30,000
                                                    Directors

Rachel Lavine(2)                       1999         President of the Company and Vice              33,333
                                                    President of Europe-Israel

Shimon Yitzhaki                        1999         President of EMI and Vice President            16,666
                                                    of Europe-Israel

Joel Schwartz(3)                       1999         Senior partner in a private law firm           12,500

Shalom Singer(2)                       2000         Executive Vice Chairman of the board           12,500
                                                    of directors of EMI and senior
                                                    executive officer of Singer Barnea &
                                                    Co. Ltd.

Shlomo Ben Eliyahu                     2002          J.D. and companies' consultant                   ---





                                      -4-


                                    YEAR FIRST                                                   BENEFICIAL
           NOMINEES               BECAME DIRECTOR     PRINCIPAL OCCUPATION OR EMPLOYMENT    OWNERSHIP OF SHARES*
==================================================================================================================

Moshe Leon(1) (3)                      2000         Senior partner of an accounting firm           12,500
                                                    in Israel and Chairman of the
                                                    Provident Fund Investment Committee
                                                    of Bank Tefahot


Benny Gal(1) (3)                       2000         Controlling shareholder and manager            12,500
                                                    of Gal-BSD Advertising Ltd.



* The beneficial ownership column represents Shares granted under the Company's directors and officers incentive plan. The beneficial ownership and voting rights with respect to such Shares will vest during December 2002. The Company's directors were granted 210,001 additional Shares under the Company's employees and officers incentive plan, the beneficial ownership and voting rights of which have not vested as of, and will not vest within 60 days after, the date hereof.

(1)  Member of the Donation Committee.
(2)  Member of the Investment Committee.
(3)  Member of the Audit Committee.


ABRAHAM (RAMI) GOREN was appointed as Executive Chairman of the Board of Directors as of July 1, 1999. Prior thereto, Mr. Goren had been associated with the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as the law firm of Prof. Joseph Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.), a leading Israeli securities and corporate law firm, since September 1992, and as of January 1993 Mr. Goren joined the firm as a member. Beginning May 1, 1999, Mr. Goren took a leave of absence from the firm for an indefinite period to pursue other activities and as of January 1, 2001 he resigned from the firm. Prior thereto, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges in New York from September 1989 until August 1992. Mr. Goren also serves as the Executive Chairman of the board of directors of Nessuah Zannex Ltd., a TASE listed full service investment house and as a director of Lavlav Holdings Ltd., also a TASE listed investment company. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren received an LL.B. degree from Bar Ilan University in 1986 and an LL.M. degree from New York University in 1989. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

RACHEL LAVINE was appointed as President and a member of the Board of Directors in May 1999. Since March 1998, she has also served as Vice President of Europe-Israel, and since 1994 as Chief Financial Officer of Control Centers. Ms. Lavine holds a Bachelor of Arts degree in Accounting from the College for Management in Tel Aviv, and is a certified public accountant. Ms. Lavine is married to Marc Lavine, the Company's General Counsel and Corporate Secretary.

SHIMON YITZHAKI was appointed as a member of the Board of Directors in May 1999. In May 1999 he was also appointed as President of EMI. Since March 1998, Mr. Yitzhaki has served as Vice President of Europe-Israel, and since the mid-1980's as Vice President of Control Centers.

Mr. Yitzhaki holds a Bachelor of Arts degree in Accounting from Bar Ilan University, and is a certified public accountant.

JOEL SCHWARTZ was appointed as a member of the Board of Directors in August 1999. Mr. Schwartz is the senior partner in the law firm of J. Schwartz & Co. in Tel Aviv, Israel, specializing in commercial law, principally in the areas of aviation and real estate. Mr. Schwartz holds an LL.B. degree from Tel Aviv University.

SHALOM SINGER was appointed as a member of the Board of Directors and chairman of the Company's Investment Committee in May 2000. Mr. Singer is the founder and a senior partner of Singer Barnea & Co., an investment firm. Mr. Singer was the Director General of the Israel Ministry of Finance from 1991 to 1992, and from 1986 to 1990 he was the Chief Executive Officer of the First International Bank of Israel. Mr. Singer is a graduate of the accounting faculty at Haifa University.

SHLOMO BEN ELIYAHU was appointed as a member of the Board of Directors in March 2002. During 2001, Mr. Ben Eliyahu served as a director of the Israeli Land Authority and from 1999 to 2001, Mr. Ben Eliyahu was the Director General of the Israeli Ministry of Housing and Construction. Prior thereto, Mr. Ben Eliyahu served as a director of the Israeli Ports and Railways Authority and as a publicly nominated director of a construction company. Mr. Ben Eliyahu was also a member of the Israeli Land Council and the Governmental Directors General Council and the chairman of the Israeli Contractors Council. Mr. Ben Eliyahu holds an LL.B. degree from Bar Ilan University.

ALTERNATE DIRECTORS

         Subject to the Companies Law, the articles of association of the Company provide that any director may appoint, by written notice to the Company, another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director. Pursuant to the articles of association of the Company, any alternate director may exercise all powers and privileges of the director who appointed him at any meeting which he attends in place of such appointing director. According to the articles of association of the Company, alternate directors are not entitled to receive any remuneration from the Company. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

         The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies
Law) to one or more committees of the Board of Directors, as it deems appropriate.

         The Company's current external directors, Messrs. Moshe Leon and Benny Gal, shall continue to serve as external directors for the remainder of their three-year term.

         It is proposed that the following resolution be adopted at the Meeting:


--------------------------------------------------------------------------------
"RESOLVED, THAT THE ELECTION OF MESSRS. GOREN, BRAND, SCHWARTZ, YITZHAKI AND SINGER AND MS. LAVINE AS DIRECTORS OF THE COMPANY BE, AND SAME HEREBY IS, APPROVED."
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL THE NAMED NOMINEES TO THE BOARD OF DIRECTORS.


PROPOSAL NO. 2
--------------

            APPROVAL OF APPOINTMENT OF THE COMPANY'S AUDITORS FOR THE
          FISCAL YEAR ENDED DECEMBER 31, 2002 AND AUTHORIZATION OF THE
           BOARD OF DIRECTORS TO DETERMINE THE AUDITORS' REMUNERATION

         The Board of Directors has elected Somekh Chaikin and Co., a member of KPMG International, the current auditors of the Company, as the Company's auditors for the fiscal year ended December 31, 2002. Such auditors have been the Company's auditors since 1972, and have no relationship with the Company or with any affiliate of the Company, except as auditors.

The Board of Directors proposes that the following resolution be adapted at the
Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE APPOINTMENT OF SOMEKH CHAIKIN AND CO. AS THE COMPANY'S AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002, AND THE DETERMINATION BY THE BOARD OF DIRECTORS OF THE REMUNERATION OF SAID AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY BE, AND SAME HEREBY ARE, APPROVED."
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 3
--------------

     RATIFICATION AND APPROVAL OF THE PURCHASE BY THE COMPANY OF INSURANCE
        POLICIES FOR THE COVERAGE OF LIABILITY OF OFFICERS AND DIRECTORS
OF THE COMPANY, INCLUDING AS OFFICERS OR DIRECTORS OF THE COMPANY'S SUBSIDIARIES

         Following the approval of the Company's audit committee and the Board of Directors, it is proposed to ratify and approve the purchase of the following policies for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries:

         (i) An insurance policy for a one-year period beginning in August 2001 and ending in August 2002, covering a total liability of $50 million in the framework of the general insurance policy of Europe-Israel and companies controlled by it. The premium paid by the Company with respect to this insurance policy is approximately $120,000, of a total of $360,000 paid as a premium with respect to this insurance policy. The coverage of such policy also covers acts and/or omissions performed by the previous directors and officers of the Company for a one-year period beginning in August 2001 and ending in August 2002, without any retroactive limitation and subject to the terms of the policy. Note that such policy was extended for 28 days beginning on August 24, 2002 and ending on September 21, 2002 under the same terms and conditions as specified above, and for a total premium of approximately $32,600, of which the Company was responsible for approximately $10,800.

         (ii) An insurance policy for a one-year period beginning in September 2002 and ending in September 2003, covering a total liability of $40 million in the framework of the general insurance policy of Europe-Israel and companies controlled by it. The premium to be paid by the Company with respect to this insurance policy is approximately $236,000, of a total of approximately $708,000 to be paid as a premium with respect to this insurance policy. The coverage of such policy also covers acts and/or omissions performed by the previous directors and officers of the Company for a one-year period beginning in September 2002 and ending in September 2003 without any retroactive limitation and subject to the terms of the policy.

         The Board of Directors proposes that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, THAT THE COMPANY'S PURCHASE OF INSURANCE POLICIES COVERING INSURANCE OF OFFICERS' AND DIRECTORS' LIABILITY, INCLUDING AS DIRECTORS OR OFFICERS OF THE COMPANY'S SUBSIDIARIES, AND THE TERMS OF SUCH POLICIES, HAVING BEEN APPROVED BY THE AUDIT COMMITTEE AND BOARD OF DIRECTORS AND AS PRESENTED TO THE SHAREHOLDERS, BE, AND SAME HEREBY IS, APPROVED AND RATIFIED."
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


PROPOSAL NO. 4
--------------

                    RATIFICATION OF PAYMENT OF CASH DIVIDEND

         It is proposed to ratify the payment by the Company of a cash dividend of $1.10 per each Share (approximately $19.5 million in the aggregate), which dividend was declared on September 19, 2002 and was payable on or about October 10, 2002.

         The Board of Directors proposes that the following resolution be adopted at the Meeting:

--------------------------------------------------------------------------------
"RESOLVED, that the payment of a cash dividend of $1.10 per each ordinary share of the Company, having been approved by the Board of Directors and as presented to the shareholders, be, and same hereby is, approved."
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

         In addition, the shareholders will be requested to consider at the Meeting the report of the Board of Directors and the financial statements of the Company for the fiscal year ended December 31, 2001.


                                 OTHER BUSINESS

         The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

         The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not your expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 48 hours before the Meeting.

                                          By Order of the Board of Directors,

                                          ABRAHAM (RAMI) GOREN
                                          EXECUTIVE CHAIRMAN OF THE
                                          BOARD OF DIRECTORS


                                          RACHEL LAVINE
                                          PRESIDENT


December 5, 2002

                                 ELSCINT LIMITED
                     13 Mozes Street, Tel-Aviv, Israel 67442

               Revision to Proxy Statement dated December 5, 2002

         Please note that the name "Brand" in the resolution underlying Proposal 1 (on page 7 of the proxy statement) is hereby replaced with the name "Ben Eliyahu".

                                    EXHIBIT 2

                                 ELSCINT LIMITED

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 31, 2002

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Abraham (Rami) Goren, Rachel Lavine and Marc Lavine, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Elscint Limited (the "Company"), standing in the name of the undersigned at the close of business on November 29, 2002, at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 13 Mozes Street, second floor, Tel Aviv, Israel, on Tuesday, December 31, 2002, at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

         The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

         The shares represented by this proxy card will be voted in the manner directed. If no instructions to the contrary are indicated, the shares will be voted "FOR" all Proposals and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE
      --------------------------------------------------------------------

|X|      Please mark your votes as
         in this example.


Proposal 1: Election of the named nominees to serve on the Company's board of directors. *

                                                             WITHHOLD
                                            FOR              AUTHORITY

                                            [  ]                [  ]




         (Nominees: Abraham (Rami) Goren; Rachel Lavine; Shimon Yitzhaki; Joel Schwartz; Shalom Singer; Shlomo Ben Eliyahu)

         *INSTRUCTION: To withhold authority to vote for any individual nominee, cross out such nominee's name.


Proposal 2: Approval of the appointment of the Company's auditors for the fiscal year ended December 31, 2002 and authorization of the Company's board of directors to determine the auditors' remuneration.

                                            FOR   AGAINST   ABSTAIN

                                            [  ]    [  ]      [  ]


Proposal 3: Approval and ratification of the purchase by the Company of insurance policies covering liability of officers and directors of the Company, including as officers or directors of the Company's subsidiaries.

                                            FOR   AGAINST   ABSTAIN

                                            [  ]    [  ]      [  ]


Proposal 4: Ratification of the payment of a cash dividend by the Company.

                                            FOR   AGAINST   ABSTAIN

                                            [  ]    [  ]      [  ]

         The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.

         The shares represented by this proxy card will be voted in the manner directed. If no instructions to the contrary are indicated, the shares will be voted "FOR" all Proposals and in accordance with the discretion of the proxies on such other matters as may properly come before the Meeting.



Date: _____________                         Signature: _____________________


IMPORTANT: Please sign exactly as your name appears above. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign. The above signed hereby acknowledges receipt of the Notice of the Meeting and the Proxy Statement furnished herewith.